*charles* SCHWAB

**Large Blend**

# Schwab S&P 500 Index Portfolio

(formerly Schwab S&P 500 Portfolio)

## *Large-Cap*

**Annual report for the year ended December 31, 2005**

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

**Proxy Voting Policies, Procedures and Results**

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

The industry/sector classification of the fund's portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

# Management's Discussion for the year ended December 31, 2005



**Jeffrey Mortimer, CFA,** senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the portfolio. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



**Larry Mano,** a vice president and senior portfolio manager of the investment adviser, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.

## The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic

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**Asset Class Performance Comparison** % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 3.00% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ 2.43% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ 4.91% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 4.55% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ 13.54% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.



**Tom Brown,** an associate portfolio manager of the investment adviser, is a day-to-day manager of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks have held up extremely well. The S&P 500® Index posted gains of 4.91% for the one-year period ending on December 31, 2005 while the Russell 2000® Index also displayed a positive return of 4.55%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE® (Morgan Stanley Capital International, Inc. Europe, Australasia and Far East) Index also had an impressive return of 13.54% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 2.43%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we appeared to be in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

**The Schwab S&P 500 Index Portfolio** was up 4.75% for the one-year period, closely tracking its benchmark, the S&P 500 Index, which was up 4.91%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Most of the fund's appreciation occurred during the second and third quarter of 2005. Within the portfolio, the best performing Sectors were Utilities and Energy. With the price of crude oil appreciating during the period, energy-related stocks were the overall top performers in the fund. On the downside, Telecommunication Services and Consumer Discretionary were the worst performing Sectors and slightly detracted from the fund's overall performance.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

# Schwab S&P 500 Index Portfolio

## Performance as of 12/31/05

**Average Annual Total Returns**[1, 2, 3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

■ **Portfolio**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



| | 1 Year | 5 Years | Since Inception: 11/1/96 |
|---|---|---|---|
| Portfolio | 4.75% | 0.23% | 7.69% |
| Benchmark | 4.91% | 0.54% | 8.13% |
| Fund Category | 4.68% | -0.95% | n/a |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.**

**Performance of a Hypothetical $10,000 Investment**[1, 2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

■ $19,732 **Portfolio**
■ $20,479 **S&P 500® Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

[3] Source for category information: Morningstar, Inc.

## Portfolio Facts as of 12/31/05

### Style Assessment[1]

**Investment Style**



### Statistics

| | |
|---|---|
| **Number of Holdings** | 503 |
| **Weighted Average Market Cap** ($ x 1,000,000) | $90,148 |
| **Price/Earnings Ratio** (P/E) | 18.4 |
| **Price/Book Ratio** (P/B) | 2.9 |
| **Portfolio Turnover Rate** | 4% |

### Top Holdings[2]

| Security | % of Net Assets |
|---|---|
| ❶ General Electric Co. | 3.3% |
| ❷ Exxon Mobil Corp. | 3.1% |
| ❸ Citigroup, Inc. | 2.2% |
| ❹ Microsoft Corp. | 2.1% |
| ❺ Procter & Gamble Co. | 1.8% |
| ❻ Bank of America Corp. | 1.6% |
| ❼ Johnson & Johnson | 1.6% |
| ❽ American International Group, Inc. | 1.6% |
| ❾ Pfizer, Inc. | 1.5% |
| ❿ Altria Group, Inc. | 1.4% |
| **Total** | **20.2%** |

### Sector Weightings % of Investments

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



| | |
|---|---|
| 21.2% | **Financials** |
| 15.1% | **Information Technology** |
| 13.2% | **Health Care** |
| 11.4% | **Industrials** |
| 10.7% | **Consumer Discretionary** |
| 9.5% | **Consumer Staples** |
| 9.3% | **Energy** |
| 3.3% | **Utilities** |
| 3.0% | **Telecommunication Services** |
| 2.9% | **Materials** |
| 0.4% | **Other** |

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

# Portfolio Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 7/1/05 | Ending Account Value (Net of Expenses) at 12/31/05 | Expenses Paid During Period[2] 7/1/05–12/31/05 |
|---|---|---|---|---|
| **Schwab S&P 500 Index Portfolio** | | | | |
| Actual Return | 0.26% | $1,000 | $1,055.90 | $1.35 |
| Hypothetical 5% Return | 0.26% | $1,000 | $1,023.89 | $1.33 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

# Schwab S&P 500 Index Portfolio

## Financial Statements

**Financial Highlights**

| | 1/1/05– 12/31/05 | 1/1/04– 12/31/04 | 1/1/03– 12/31/03 | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 17.56 | 16.06 | 12.66 | 16.54 | 19.02 |
| Income or loss from investment operations: | | | | | |
|    Net investment income | 0.31 | 0.29 | 0.17 | 0.19 | 0.15 |
|    Net realized and unrealized gains or losses | 0.53 | 1.40 | 3.40 | (3.90) | (2.46) |
|    Total income or loss from investment operations | 0.84 | 1.69 | 3.57 | (3.71) | (2.31) |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.31) | (0.19) | (0.17) | (0.17) | (0.17) |
|    Distributions from net realized gains | – | – | – | – | – |
|    Total distributions | (0.31) | (0.19) | (0.17) | (0.17) | (0.17) |
| Net asset value at end of period | 18.09 | 17.56 | 16.06 | 12.66 | 16.54 |
| Total return (%) | 4.75 | 10.53 | 28.22 | (22.43) | (12.16) |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 0.27 | 0.28 | 0.28 | 0.28 | 0.28 |
|    Gross operating expenses | 0.30 | 0.31 | 0.32 | 0.35 | 0.33 |
|    Net investment income | 1.59 | 1.75 | 1.50 | 1.33 | 1.09 |
| Portfolio turnover rate | 4 | 4 | 2 | 11 | 5 |
| Net assets, end of period ($ x 1,000,000) | 157 | 162 | 146 | 98 | 128 |

## Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▮ Issuer is affiliated with the fund's adviser
- ■ All or a portion of this security is on loan
- ▲ All or a portion of this security is held as collateral for open futures contracts

| | Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|---|
| 99.3% | **Common Stock** | 123,199 | 156,213 |
| 0.3% | **Short-Term Investment** | 449 | 449 |
| 0.1% | **U.S. Treasury Obligation** | 159 | 159 |
| **99.7%** | **Total Investments** | **123,807** | **156,821** |
| 4.0% | **Collateral Invested for Securities on Loan** | 6,291 | 6,291 |
| (3.7)% | **Other Assets and Liabilities, Net** | | (5,726) |
| **100.0%** | **Total Net Assets** | | **157,386** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Common Stock** 99.3% of net assets | |
| **Automobiles & Components 0.5%** | |
| Cooper Tire & Rubber Co. 400 | 6 |
| Dana Corp. 678 | 5 |
| Ford Motor Co. 26,412 | 204 |
| ■ General Motors Corp. 7,700 | 149 |
| ■• Goodyear Tire & Rubber Co. 2,500 | 43 |
| ■ Harley-Davidson, Inc. 3,800 | 196 |
| Johnson Controls, Inc. 2,600 | 190 |
| | **793** |
| **Banks 7.3%** | |
| AmSouth Bancorp. 4,153 | 109 |
| ■❻ Bank of America Corp. 55,784 | 2,574 |
| ■ BB&T Corp. 7,800 | 327 |
| Comerica, Inc. 2,330 | 132 |
| Compass Bancshares, Inc. 1,810 | 87 |
| Countrywide Financial Corp. 8,000 | 274 |
| Fannie Mae 13,590 | 663 |
| ■ Fifth Third Bancorp 7,405 | 279 |
| First Horizon National Corp. 1,400 | 54 |
| Freddie Mac 9,700 | 634 |
| Golden West Financial Corp. 3,600 | 238 |
| ■ Huntington Bancshares, Inc. 3,256 | 77 |
| KeyCorp, Inc. 5,900 | 194 |
| M&T Bank Corp. 1,131 | 123 |
| ■ Marshall & Ilsley Corp. 2,738 | 118 |
| MGIC Investment Corp. 1,400 | 92 |
| National City Corp. 7,900 | 265 |
| North Fork Bancorp., Inc. 6,200 | 170 |
| PNC Financial Services Group, Inc. 4,070 | 252 |
| Regions Financial Corp. 6,127 | 209 |
| Sovereign Bancorp, Inc. 4,900 | 106 |
| SunTrust Banks, Inc. 4,800 | 349 |
| Synovus Financial Corp. 4,300 | 116 |
| U.S. Bancorp 25,820 | 772 |
| Wachovia Corp. 21,957 | 1,161 |
| Washington Mutual, Inc. 13,945 | 607 |
| Wells Fargo & Co. 23,399 | 1,470 |
| Zions Bancorp. 1,200 | 91 |
| | **11,543** |
| **Capital Goods 8.8%** | |
| 3M Co. 10,650 | 825 |
| American Power Conversion Corp. 2,525 | 56 |
| American Standard Cos., Inc. 2,600 | 104 |
| The Boeing Co. 11,396 | 800 |
| Caterpillar, Inc. 9,400 | 543 |
| Cooper Industries Ltd., Class A 1,300 | 95 |
| Cummins, Inc. 600 | 54 |
| ■ Danaher Corp. 3,326 | 185 |
| Deere & Co. 3,300 | 225 |
| Dover Corp. 2,800 | 113 |
| Eaton Corp. 1,740 | 117 |
| Emerson Electric Co. 5,900 | 441 |
| Fluor Corp. 1,100 | 85 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| General Dynamics Corp.    2,770 | 316 |
| ▲❶ General Electric Co.    146,580 | 5,138 |
| Goodrich Corp.    1,660 | 68 |
| Honeywell International, Inc.    11,937 | 445 |
| ■ Illinois Tool Works, Inc.    2,922 | 257 |
| Ingersoll-Rand Co., Class A    4,800 | 194 |
| ITT Industries, Inc.    1,240 | 127 |
| L-3 Communications Holdings, Inc.    1,500 | 111 |
| Lockheed Martin Corp.    5,170 | 329 |
| Masco Corp.    6,300 | 190 |
| • Navistar International Corp.    1,000 | 29 |
| Northrop Grumman Corp.    5,114 | 307 |
| Paccar, Inc.    2,350 | 163 |
| Pall Corp.    1,400 | 38 |
| Parker Hannifin Corp.    1,650 | 109 |
| Raytheon Co.    6,280 | 252 |
| Rockwell Automation, Inc.    2,550 | 151 |
| Rockwell Collins, Inc.    2,500 | 116 |
| Textron, Inc.    1,900 | 146 |
| Tyco International Ltd.    28,329 | 818 |
| United Technologies Corp.    14,200 | 794 |
| W.W. Grainger, Inc.    1,100 | 78 |
| | **13,819** |

### Commercial Services & Supplies  0.9%

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Allied Waste Industries, Inc.    525 | 5 |
| ■• Apollo Group, Inc., Class A    2,000 | 121 |
| Avery Dennison Corp.    1,300 | 72 |
| • CCE Spinco, Inc.    57 | 1 |
| Cendant Corp.    14,902 | 257 |
| Cintas Corp.    1,912 | 79 |
| Equifax, Inc.    2,000 | 76 |
| H&R Block, Inc.    4,200 | 103 |
| • Monster Worldwide, Inc.    1,704 | 69 |
| Pitney Bowes, Inc.    3,200 | 135 |
| R.R. Donnelley & Sons Co.    2,960 | 101 |
| Robert Half International, Inc.    2,400 | 91 |
| Waste Management, Inc.    7,857 | 238 |
| | **1,348** |

### Consumer Durables & Apparel  1.3%

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Black & Decker Corp.    1,210 | 105 |
| ■ Brunswick Corp.    1,200 | 49 |
| Centex Corp.    1,600 | 114 |
| • Coach, Inc.    5,400 | 180 |
| D.R. Horton, Inc.    3,800 | 136 |
| ■ Eastman Kodak Co.    3,155 | 74 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Fortune Brands, Inc.    2,000 | 156 |
| Hasbro, Inc.    2,525 | 51 |
| Jones Apparel Group, Inc.    1,500 | 46 |
| KB Home    960 | 70 |
| Leggett & Platt, Inc.    2,300 | 53 |
| Lennar Corp., Class A    1,800 | 110 |
| Liz Claiborne, Inc.    997 | 36 |
| Mattel, Inc.    5,300 | 84 |
| Maytag Corp.    1,120 | 21 |
| ■ Newell Rubbermaid, Inc.    3,924 | 93 |
| Nike, Inc., Class B    2,660 | 231 |
| Pulte Homes, Inc.    3,000 | 118 |
| Reebok International Ltd.    800 | 46 |
| Snap-On, Inc.    800 | 30 |
| ■ The Stanley Works    1,100 | 53 |
| VF Corp.    1,410 | 78 |
| Whirlpool Corp.    900 | 75 |
| | **2,009** |

### Diversified Financials  8.3%

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| American Express Co.    17,260 | 888 |
| Ameriprise Financial, Inc.    3,278 | 134 |
| The Bank of New York Co., Inc.    10,900 | 347 |
| The Bear Stearns Cos., Inc.    1,512 | 175 |
| Capital One Financial Corp.    3,980 | 344 |
| ▮ The Charles Schwab Corp.    14,546 | 213 |
| CIT Group, Inc.    2,900 | 150 |
| ▲❸ Citigroup, Inc.    71,743 | 3,482 |
| • E*TRADE Financial Corp.    5,160 | 108 |
| Federated Investors, Inc., Class B    1,500 | 55 |
| Franklin Resources, Inc.    2,100 | 197 |
| Goldman Sachs Group, Inc.    6,357 | 812 |
| Janus Capital Group, Inc.    1,941 | 36 |
| JPMorgan Chase & Co.    48,805 | 1,937 |
| Lehman Brothers Holdings, Inc.    3,850 | 493 |
| MBNA Corp.    17,743 | 482 |
| Mellon Financial Corp.    6,000 | 206 |
| Merrill Lynch & Co., Inc.    12,880 | 872 |
| Moody's Corp.    3,480 | 214 |
| Morgan Stanley    15,050 | 854 |
| Northern Trust Corp.    2,870 | 149 |
| Principal Financial Group, Inc.    3,874 | 184 |
| SLM Corp.    6,000 | 331 |
| State Street Corp.    4,800 | 266 |
| T. Rowe Price Group, Inc.    1,700 | 122 |
| | **13,051** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Energy  9.3%** | |
| Amerada Hess Corp.    1,200 | 152 |
| Anadarko Petroleum Corp.    3,347 | 317 |
| Apache Corp.    4,484 | 307 |
| Baker Hughes, Inc.    4,700 | 286 |
| BJ Services Co.    4,600 | 169 |
| Burlington Resources, Inc.    5,474 | 472 |
| ChevronTexaco Corp.    31,307 | 1,777 |
| ConocoPhillips    19,328 | 1,125 |
| Devon Energy Corp.    6,263 | 392 |
| El Paso Corp.    9,109 | 111 |
| EOG Resources, Inc.    3,214 | 236 |
| ▲❷ Exxon Mobil Corp.    87,260 | 4,901 |
| Halliburton Co.    7,100 | 440 |
| Kerr-McGee Corp.    1,676 | 152 |
| Kinder Morgan, Inc.    1,350 | 124 |
| Marathon Oil Corp.    5,032 | 307 |
| Murphy Oil Corp.    2,300 | 124 |
| • Nabors Industries Ltd.    2,000 | 151 |
| • National-Oilwell Varco, Inc.    2,400 | 150 |
| Noble Corp.    1,800 | 127 |
| Occidental Petroleum Corp.    5,600 | 447 |
| • Rowan Cos., Inc.    1,400 | 50 |
| Schlumberger Ltd.    8,170 | 794 |
| Sunoco, Inc.    1,940 | 152 |
| • Transocean, Inc.    4,614 | 322 |
| Valero Energy Corp.    8,560 | 442 |
| • Weatherford International Ltd.    3,480 | 126 |
| Williams Cos., Inc.    7,900 | 183 |
| XTO Energy, Inc.    4,933 | 217 |
| | **14,553** |
| **Food & Staples Retailing  2.4%** | |
| Albertson's, Inc.    5,275 | 113 |
| Costco Wholesale Corp.    6,500 | 322 |
| CVS Corp.    11,400 | 301 |
| • Kroger Co.    10,200 | 193 |
| Safeway, Inc.    6,200 | 147 |
| Supervalu, Inc.    2,410 | 78 |
| Sysco Corp.    8,800 | 273 |
| Wal-Mart Stores, Inc.    34,600 | 1,619 |
| Walgreen Co.    14,140 | 626 |
| Whole Foods Market, Inc.    1,000 | 77 |
| | **3,749** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Food Beverage & Tobacco  4.6%** | |
| ❿ Altria Group, Inc.    28,780 | 2,150 |
| Anheuser-Busch Cos., Inc.    10,810 | 464 |
| Archer-Daniels-Midland Co.    9,300 | 229 |
| Brown-Forman Corp., Class B    1,304 | 90 |
| Campbell Soup Co.    2,300 | 69 |
| The Coca-Cola Co.    28,822 | 1,162 |
| Coca-Cola Enterprises, Inc.    5,000 | 96 |
| ConAgra Foods, Inc.    6,770 | 137 |
| • Constellation Brands, Inc., Class A    2,300 | 60 |
| General Mills, Inc.    4,880 | 241 |
| H.J. Heinz Co.    5,000 | 169 |
| Hershey Foods Corp.    2,244 | 124 |
| Kellogg Co.    3,600 | 156 |
| McCormick & Co., Inc.    1,700 | 53 |
| Molson Coors Brewing Co., Class B    800 | 54 |
| The Pepsi Bottling Group, Inc.    1,902 | 54 |
| PepsiCo, Inc.    23,170 | 1,369 |
| Reynolds American, Inc.    1,028 | 98 |
| Sara Lee Corp.    10,600 | 200 |
| Tyson Foods, Inc., Class A    3,500 | 60 |
| UST, Inc.    2,200 | 90 |
| Wm. Wrigley Jr. Co.    2,500 | 166 |
| | **7,291** |
| **Health Care Equipment & Services  5.2%** | |
| Aetna, Inc.    4,070 | 384 |
| AmerisourceBergen Corp.    3,120 | 129 |
| Bausch & Lomb, Inc.    800 | 54 |
| Baxter International, Inc.    8,690 | 327 |
| Becton Dickinson & Co.    3,600 | 216 |
| Biomet, Inc.    3,425 | 125 |
| • Boston Scientific Corp.    7,531 | 184 |
| C.R. Bard, Inc.    1,520 | 100 |
| Cardinal Health, Inc.    5,965 | 410 |
| • Caremark Rx, Inc.    6,413 | 332 |
| CIGNA Corp.    1,860 | 208 |
| • Coventry Health Care, Inc.    2,350 | 134 |
| • Express Scripts, Inc.    2,040 | 171 |
| • Fisher Scientific International, Inc.    1,605 | 99 |
| Guidant Corp.    4,500 | 291 |
| HCA, Inc.    4,890 | 247 |
| Health Management Associates, Inc., Class A    3,300 | 73 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Hospira, Inc.   2,400 | 103 |
| • Humana, Inc.   2,100 | 114 |
| IMS Health, Inc.   3,300 | 82 |
| • Laboratory Corp. of America Holdings   1,504 | 81 |
| Manor Care, Inc.   1,100 | 44 |
| McKesson Corp.   4,296 | 222 |
| • Medco Health Solutions, Inc.   3,888 | 217 |
| Medtronic, Inc.   17,000 | 979 |
| • Millipore Corp.   800 | 53 |
| • Patterson Cos., Inc.   980 | 33 |
| PerkinElmer, Inc.   1,700 | 40 |
| Quest Diagnostics   2,560 | 132 |
| • St. Jude Medical, Inc.   5,070 | 255 |
| Stryker Corp.   4,100 | 182 |
| • Tenet Healthcare Corp.   6,500 | 50 |
| • Thermo Electron Corp.   2,200 | 66 |
| UnitedHealth Group, Inc.   17,530 | 1,089 |
| • Waters Corp.   1,700 | 64 |
| • WellPoint, Inc.   8,472 | 676 |
| • Zimmer Holdings, Inc.   3,184 | 215 |
| | **8,181** |

### Hotels Restaurants & Leisure  1.5%

| | |
|---|---|
| Carnival Corp.   6,130 | 328 |
| Darden Restaurants, Inc.   2,090 | 81 |
| Harrah's Entertainment, Inc.   2,400 | 171 |
| Hilton Hotels Corp.   4,810 | 116 |
| International Game Technology   4,700 | 145 |
| Marriott International, Inc., Class A   2,396 | 160 |
| McDonald's Corp.   17,500 | 590 |
| • Starbucks Corp.   10,520 | 316 |
| Starwood Hotels & Resorts Worldwide, Inc.   2,900 | 185 |
| Wendy's International, Inc.   1,500 | 83 |
| Yum! Brands, Inc.   4,100 | 192 |
| | **2,367** |

### Household & Personal Products  2.5%

| | |
|---|---|
| Alberto-Culver Co., Class B   1,000 | 46 |
| Avon Products, Inc.   6,300 | 180 |
| Clorox Co.   2,100 | 119 |
| Colgate-Palmolive Co.   7,300 | 400 |
| Kimberly-Clark Corp.   6,800 | 406 |
| ▲❺ Procter & Gamble Co.   47,683 | 2,760 |
| | **3,911** |

### Insurance  4.8%

| | |
|---|---|
| ACE Ltd.   3,900 | 209 |
| AFLAC, Inc.   7,010 | 326 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| The Allstate Corp.   9,230 | 499 |
| AMBAC Financial Group, Inc.   1,392 | 107 |
| ❽ American International Group, Inc.   36,038 | 2,459 |
| AON Corp.   4,550 | 164 |
| Chubb Corp.   2,780 | 272 |
| Cincinnati Financial Corp.   2,335 | 104 |
| Genworth Financial, Inc., Class A   5,000 | 173 |
| Hartford Financial Services Group, Inc.   4,130 | 355 |
| Jefferson-Pilot Corp.   1,850 | 105 |
| Lincoln National Corp.   2,400 | 127 |
| Loews Corp.   1,880 | 178 |
| Marsh & McLennan Cos., Inc.   7,200 | 229 |
| ■ MBIA, Inc.   1,750 | 105 |
| Metlife, Inc.   10,507 | 515 |
| The Progressive Corp.   2,750 | 321 |
| Prudential Financial, Inc.   7,300 | 534 |
| Safeco Corp.   1,900 | 107 |
| The St. Paul Travelers Cos., Inc.   9,399 | 420 |
| Torchmark Corp.   1,500 | 83 |
| ■ UnumProvident Corp.   4,276 | 97 |
| XL Capital Ltd., Class A   1,900 | 128 |
| | **7,617** |

### Materials  2.9%

| | |
|---|---|
| Air Products & Chemicals, Inc.   3,100 | 183 |
| Alcoa, Inc.   12,272 | 363 |
| Allegheny Technologies, Inc.   1,260 | 45 |
| Ashland, Inc.   900 | 52 |
| Ball Corp.   1,400 | 56 |
| Bemis Co.   1,400 | 39 |
| The Dow Chemical Co.   13,355 | 585 |
| E.I. du Pont de Nemours & Co.   12,814 | 545 |
| ■ Eastman Chemical Co.   1,000 | 52 |
| Ecolab, Inc.   2,604 | 94 |
| Engelhard Corp.   972 | 29 |
| Freeport-McMoran Copper & Gold, Inc., Class B   2,400 | 129 |
| • Hercules, Inc.   700 | 8 |
| International Flavors & Fragrances, Inc.   1,400 | 47 |
| ■ International Paper Co.   6,498 | 218 |
| Louisiana-Pacific Corp.   1,560 | 43 |
| MeadWestvaco Corp.   2,549 | 71 |
| Monsanto Co.   3,725 | 289 |
| Newmont Mining Corp.   6,186 | 330 |
| ■ Nucor Corp.   2,200 | 147 |
| • Pactiv Corp.   1,800 | 40 |
| Phelps Dodge Corp.   1,345 | 193 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| PPG Industries, Inc.    2,300 | 133 |
| Praxair, Inc.    4,165 | 221 |
| Rohm & Haas Co.    2,105 | 102 |
| •Sealed Air Corp.    1,214 | 68 |
| Sigma-Aldrich Corp.    641 | 41 |
| Temple-Inland, Inc.    1,600 | 72 |
| United States Steel Corp.    1,500 | 72 |
| Vulcan Materials Co.    1,500 | 102 |
| Weyerhaeuser Co.    3,400 | 226 |
| | **4,595** |

**Media  3.4%**

| | |
|---|---|
| Clear Channel Communications, Inc.    7,096 | 223 |
| •Comcast Corp., Class A    30,959 | 804 |
| ■Dow Jones & Co., Inc.    800 | 28 |
| The E.W. Scripps Co., Class A    1,000 | 48 |
| Gannett Co., Inc.    3,360 | 204 |
| Interpublic Group of Cos., Inc.    4,900 | 47 |
| ■Knight-Ridder, Inc.    800 | 51 |
| The McGraw-Hill Cos., Inc.    5,400 | 279 |
| Meredith Corp.    700 | 37 |
| ■New York Times Co., Class A    1,900 | 50 |
| News Corp, Inc., Class A    34,300 | 533 |
| Omnicom Group, Inc.    2,600 | 221 |
| Time Warner, Inc.    65,450 | 1,141 |
| Tribune Co.    3,700 | 112 |
| •Univision Communications, Inc., Class A    3,225 | 95 |
| •Viacom, Inc., Class B    21,961 | 716 |
| The Walt Disney Co.    27,870 | 668 |
| | **5,257** |

**Pharmaceuticals & Biotechnology  7.9%**

| | |
|---|---|
| Abbott Laboratories    21,800 | 859 |
| Allergan, Inc.    1,880 | 203 |
| •Amgen, Inc.    17,104 | 1,349 |
| Applied Biosystems Group — Applera Corp.    2,800 | 74 |
| •Biogen Idec, Inc.    4,700 | 213 |
| Bristol-Myers Squibb Co.    27,410 | 630 |
| •Chiron Corp.    1,500 | 67 |
| Eli Lilly & Co.    15,770 | 892 |
| •Forest Laboratories, Inc.    4,800 | 195 |
| •Genzyme Corp.    3,500 | 248 |
| •Gilead Sciences, Inc.    6,000 | 316 |
| ❼Johnson & Johnson    41,308 | 2,482 |
| •King Pharmaceuticals, Inc.    3,466 | 59 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| •Medimmune, Inc.    3,400 | 119 |
| Merck & Co., Inc.    30,520 | 971 |
| Mylan Laboratories, Inc.    3,091 | 62 |
| ▲❾Pfizer, Inc.    102,351 | 2,387 |
| Schering-Plough Corp.    20,490 | 427 |
| •Watson Pharmaceuticals, Inc.    1,500 | 49 |
| Wyeth    18,600 | 857 |
| | **12,459** |

**Real Estate  0.7%**

| | |
|---|---|
| Apartment Investment & Management Co., Class A    1,300 | 49 |
| Archstone-Smith Trust    2,700 | 113 |
| Equity Office Properties Trust    5,600 | 170 |
| Equity Residential    4,000 | 157 |
| Plum Creek Timber Co., Inc.    2,560 | 92 |
| ProLogis    2,600 | 121 |
| Public Storage, Inc.    1,100 | 75 |
| ■Simon Property Group, Inc.    2,600 | 199 |
| Vornado Realty Trust    1,600 | 134 |
| | **1,110** |

**Retailing  3.9%**

| | |
|---|---|
| •Amazon.com, Inc.    1,000 | 47 |
| •Autonation, Inc.    3,100 | 67 |
| •AutoZone, Inc.    700 | 64 |
| •Bed, Bath & Beyond, Inc.    4,200 | 152 |
| Best Buy Co., Inc.    5,675 | 247 |
| •Big Lots, Inc.    1,400 | 17 |
| Circuit City Stores, Inc.    1,174 | 27 |
| Dillards, Inc., Class A    600 | 15 |
| ■Dollar General Corp.    4,263 | 81 |
| •eBay, Inc.    15,688 | 678 |
| Family Dollar Stores, Inc.    2,000 | 50 |
| Federated Department Stores, Inc.    3,761 | 249 |
| The Gap, Inc.    8,162 | 144 |
| Genuine Parts Co.    2,500 | 110 |
| Home Depot, Inc.    29,770 | 1,205 |
| J.C. Penney Co., Inc. Holding Co.    3,700 | 206 |
| •Kohl's Corp.    4,610 | 224 |
| Limited Brands, Inc.    3,908 | 87 |
| Lowe's Cos., Inc.    11,000 | 733 |
| ■Nordstrom, Inc.    3,250 | 122 |
| •Office Depot, Inc.    4,500 | 141 |
| OfficeMax, Inc.    900 | 23 |
| RadioShack Corp.    1,900 | 40 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Sears Holdings Corp. 1,275 | 147 |
| The Sherwin-Williams Co. 1,133 | 51 |
| Staples, Inc. 10,500 | 238 |
| Target Corp. 12,200 | 671 |
| Tiffany & Co. 2,000 | 77 |
| TJX Cos., Inc. 6,310 | 147 |
| | **6,060** |
| **Semiconductors & Semiconductor Equipment 3.2%** | |
| • Advanced Micro Devices, Inc. 5,530 | 169 |
| • Altera Corp. 5,480 | 102 |
| Analog Devices, Inc. 5,200 | 186 |
| ▲ Applied Materials, Inc. 23,100 | 414 |
| • Applied Micro Circuits Corp. 782 | 2 |
| • Broadcom Corp., Class A 4,110 | 194 |
| • Freescale Semiconductor, Inc., Class B 5,566 | 140 |
| Intel Corp. 84,621 | 2,112 |
| KLA-Tencor Corp. 2,700 | 133 |
| Linear Technology Corp. 4,400 | 159 |
| • LSI Logic Corp. 5,410 | 43 |
| Maxim Integrated Products, Inc. 4,500 | 163 |
| • Micron Technology, Inc. 8,800 | 117 |
| National Semiconductor Corp. 5,000 | 130 |
| • Novellus Systems, Inc. 1,900 | 46 |
| • Nvidia Corp. 2,400 | 88 |
| • PMC — Sierra, Inc. 3,390 | 26 |
| • Teradyne, Inc. 2,100 | 31 |
| Texas Instruments, Inc. 22,580 | 724 |
| Xilinx, Inc. 4,400 | 111 |
| | **5,090** |
| **Software & Services 5.0%** | |
| Adobe Systems, Inc. 6,500 | 240 |
| ■• Affiliated Computer Services, Inc., Class A 1,791 | 106 |
| Autodesk, Inc. 3,320 | 143 |
| Automatic Data Processing, Inc. 7,920 | 363 |
| • BMC Software, Inc. 3,200 | 66 |
| • Citrix Systems, Inc. 2,360 | 68 |
| Computer Associates International, Inc. 6,444 | 182 |
| • Computer Sciences Corp. 2,700 | 137 |
| • Compuware Corp. 6,150 | 55 |
| • Convergys Corp. 1,354 | 21 |
| • Electronic Arts, Inc. 4,058 | 212 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Electronic Data Systems Corp. 7,220 | 174 |
| First Data Corp. 10,759 | 463 |
| • Fiserv, Inc. 2,700 | 117 |
| • Intuit, Inc. 2,520 | 134 |
| • Mercury Interactive Corp. 1,200 | 33 |
| ▲❹ Microsoft Corp. 127,480 | 3,334 |
| • Novell, Inc. 5,200 | 46 |
| • Oracle Corp. 52,360 | 639 |
| • Parametric Technology Corp. 6,210 | 38 |
| Paychex, Inc. 4,650 | 177 |
| Sabre Holdings Corp., Class A 1,883 | 45 |
| Siebel Systems, Inc. 7,000 | 74 |
| • Symantec Corp. 15,341 | 269 |
| • Unisys Corp. 4,700 | 27 |
| • Yahoo! Inc. 17,400 | 682 |
| | **7,845** |
| **Technology Hardware & Equipment 6.8%** | |
| • ADC Telecommunications, Inc. 971 | 22 |
| • Agilent Technologies, Inc. 6,867 | 229 |
| • Andrew Corp. 1,450 | 16 |
| • Apple Computer, Inc. 11,500 | 827 |
| • Avaya, Inc. 5,632 | 60 |
| • CIENA Corp. 6,700 | 20 |
| • Cisco Systems, Inc. 88,760 | 1,520 |
| • Comverse Technology, Inc. 2,700 | 72 |
| • Corning, Inc. 20,650 | 406 |
| • Dell, Inc. 33,520 | 1,005 |
| • EMC Corp. 33,472 | 456 |
| ■• Gateway, Inc. 1,000 | 2 |
| Hewlett-Packard Co. 39,777 | 1,139 |
| International Business Machines Corp. 22,145 | 1,820 |
| • Jabil Circuit, Inc. 2,727 | 101 |
| • JDS Uniphase Corp. 20,155 | 48 |
| • Lexmark International, Inc., Class A 1,600 | 72 |
| • Lucent Technologies, Inc. 60,295 | 160 |
| Molex, Inc. 2,300 | 60 |
| Motorola, Inc. 34,235 | 773 |
| • NCR Corp. 2,800 | 95 |
| • Network Appliance, Inc. 4,800 | 130 |
| • QLogic Corp. 1,295 | 42 |
| Qualcomm, Inc. 22,590 | 973 |
| • Sanmina — SCI Corp. 7,400 | 31 |
| Scientific-Atlanta, Inc. 2,200 | 95 |
| • Solectron Corp. 13,490 | 49 |

 *See financial notes.*

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • Sun Microsystems, Inc.    45,800 | 192 |
| Symbol Technologies, Inc.    2,212 | 28 |
| Tektronix, Inc.    1,100 | 31 |
| • Tellabs, Inc.    6,230 | 68 |
| ■• Xerox Corp.    13,600 | 199 |
| | **10,741** |

**Telecommunication Services  3.0%**

| | |
|---|---|
| Alltel Corp.    5,340 | 337 |
| AT&T, Inc.    54,641 | 1,338 |
| BellSouth Corp.    25,400 | 688 |
| CenturyTel, Inc.    1,900 | 63 |
| Citizens Communications Co.    4,718 | 58 |
| ■• Qwest Communications International, Inc.    21,216 | 120 |
| Sprint Corp. (FON Group)    40,649 | 950 |
| Verizon Communications, Inc.    38,350 | 1,155 |
| | **4,709** |

**Transportation  1.8%**

| | |
|---|---|
| Burlington Northern Santa Fe Corp.    5,200 | 368 |
| CSX Corp.    3,010 | 153 |
| FedEx Corp.    4,220 | 436 |
| Norfolk Southern Corp.    5,600 | 251 |
| Ryder Systems, Inc.    900 | 37 |
| Southwest Airlines Co.    9,728 | 160 |
| Union Pacific Corp.    3,700 | 298 |
| United Parcel Service, Inc., Class B    15,415 | 1,159 |
| | **2,862** |

**Utilities  3.3%**

| | |
|---|---|
| • The AES Corp.    8,800 | 139 |
| • Allegheny Energy, Inc.    2,241 | 71 |
| Ameren Corp.    2,700 | 138 |
| American Electric Power Co., Inc.    5,470 | 203 |
| ■ Centerpoint Energy, Inc.    4,150 | 53 |
| Cinergy Corp.    2,600 | 110 |
| • CMS Energy Corp.    4,120 | 60 |
| Consolidated Edison, Inc.    3,300 | 153 |
| Constellation Energy Group, Inc.    2,500 | 144 |
| Dominion Resources, Inc.    4,880 | 377 |
| DTE Energy Co.    2,400 | 104 |
| ■ Duke Energy Corp.    13,234 | 363 |
| ■• Dynegy, Inc., Class A    5,200 | 25 |
| Edison International    4,700 | 205 |
| Entergy Corp.    2,920 | 200 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Exelon Corp.    9,230 | 490 |
| FirstEnergy Corp.    4,588 | 225 |
| FPL Group, Inc.    5,400 | 224 |
| KeySpan Corp.    2,300 | 82 |
| Nicor, Inc.    1,010 | 40 |
| NiSource, Inc.    3,546 | 74 |
| Peoples Energy Corp.    500 | 18 |
| PG&E Corp.    5,100 | 189 |
| Pinnacle West Capital Corp.    1,200 | 50 |
| PPL Corp.    5,260 | 155 |
| Progress Energy, Inc.    3,502 | 154 |
| Public Service Enterprise Group, Inc.    3,300 | 214 |
| Sempra Energy    3,141 | 141 |
| The Southern Co.    10,300 | 356 |
| TECO Energy, Inc.    2,840 | 49 |
| TXU Corp.    6,844 | 344 |
| ■ Xcel Energy, Inc.    5,605 | 103 |
| | **5,253** |

| Security Rate, Maturity Date | Face Amount ($ x 1,000) | |
|---|---|---|
| **U.S. Treasury Obligation** 0.1% of net assets | | |
| ▲ U.S. Treasury Bill 3.86%, 03/16/06 | 160 | **159** |
| **Short-Term Investment** 0.3% of net assets | | |
| Bank of America, London Time Deposit 3.40%, 01/03/06 | 449 | **449** |

**End of investments.**

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Collateral Invested for Securities on Loan**<br>4.0% of net assets | |
| **Short-Term Investment  4.0%** | |
| Securities Lending Investments Fund    6,291,310 | **6,291** |

**End of collateral invested for securities on loan.**

*In addition to the above, the fund held the following at 12/31/05.  All numbers x 1,000 except number of contracts.*

| Futures Contracts | | | |
|---|---|---|---|
| | Number of Contracts | Contract Value | Unrealized Losses |
| S&P 500 Index,<br>e-mini, Long Expires 3/18/06 | 7 | 439 | **(10)** |

Statement of

## Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

| **Assets** | | |
|---|---|---|
| Investments, at value (including $6,097 of securities on loan) | | $156,821 |
| Collateral invested for securities on loan | | 6,291 |
| Receivables: | | |
| Fund shares sold | | 582 |
| Dividends | | 206 |
| Investments sold | | 21 |
| Income from securities on loan | | 1 |
| Prepaid expenses | + | 1 |
| **Total assets** | | **163,923** |

| **Liabilities** | | |
|---|---|---|
| Collateral invested for securities on loan | | 6,291 |
| Payables: | | |
| Fund shares redeemed | | 18 |
| Investments bought | | 174 |
| Due to brokers for futures | | 3 |
| Investment adviser and administrator fees | | 2 |
| Accrued expenses | + | 49 |
| **Total liabilities** | | **6,537** |

| **Net Assets** | | |
|---|---|---|
| **Total assets** | | 163,923 |
| **Total liabilities** | − | 6,537 |
| **Net assets** | | **$157,386** |

| **Net Assets by Source** | |
|---|---|
| Capital received from investors | 136,516 |
| Net investment income not yet distributed | 2,495 |
| Net realized capital losses | (14,629) |
| Net unrealized capital gains | 33,004 |

**Net Asset Value (NAV)**

| **Net Assets** | ÷ | **Shares Outstanding** | = | **NAV** |
|---|---|---|---|---|
| $157,386 | | 8,701 | | $18.09 |

Unless stated, all numbers are x 1,000.

The fund paid $123,807 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

| | |
|---|---|
| Purchases | $5,742 |
| Sales/maturities | $13,074 |

These derive from investments and futures.

| **Federal Tax Data** | | |
|---|---|---|
| **Portfolio cost** | | $124,892 |
| **Net unrealized gains and losses:** | | |
| Gains | | $48,858 |
| Losses | + | (16,929) |
| | | **$31,929** |
| **Net undistributed earnings:** | | |
| Ordinary income | | $2,495 |
| Long-term capital gains | | $– |
| **Unused capital losses:** | | |
| Expires 12/31 of: | | Loss amount |
| 2008 | | $664 |
| 2009 | | 1,821 |
| 2010 | | 7,810 |
| 2011 | | 38 |
| 2012 | | 359 |
| 2013 | + | 2,130 |
| | | **$12,822** |
| **Deferred capital losses** | | $732 |

*See financial notes.*

Statement of
## Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers are x 1,000.

### Investment Income

| | | |
|---|---|---|
| Dividends | | $2,870 |
| Interest | | 28 |
| Securities on loan | + | 15 |
| **Total investment income** | | **2,913** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments | | (3,412) |
| Net realized gains on futures contracts | + | 106 |
| **Net realized losses** | | **(3,306)** |

### Net Unrealized Gains and Losses

| | | |
|---|---|---|
| Net unrealized gains on investments | | 7,954 |
| Net unrealized losses on futures contracts | + | (53) |
| **Net unrealized gains** | | **7,901** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 314 |
| Trustees' fees | | 25 |
| Custodian fees | | 20 |
| Portfolio accounting fees | | 24 |
| Professional fees | | 32 |
| Shareholder reports | | 30 |
| Other expenses | + | 21 |
| Total expenses | | 466 |
| Expense reduction | − | 43 |
| **Net expenses** | | **423** |

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the net operating expenses of this fund through April 29, 2006, to 0.28% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

### Increase in Net Assets From Operations

| | | |
|---|---|---|
| **Total investment income** | | 2,913 |
| **Net expenses** | − | 423 |
| **Net investment income** | | **2,490** |
| **Net realized losses** | | (3,306) |
| **Net unrealized gains** | + | 7,901 |
| **Increase in net assets from operations** | | **$7,085** |

These add up to a net gain on investments of $4,595.

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/05–12/31/05 | 1/1/04–12/31/04 |
|---|---|---|
| Net investment income | $2,490 | $2,650 |
| Net realized losses | (3,306) | (12) |
| Net unrealized gains | + 7,901 | 12,681 |
| **Increase in net assets from operations** | **7,085** | **15,319** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$2,644** | **$1,720** |

### Transactions in Fund Shares

| | 1/1/05–12/31/05 | | 1/1/04–12/31/04 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 1,528 | $26,939 | 2,284 | $37,513 |
| Shares reinvested | 144 | 2,644 | 100 | 1,720 |
| Shares redeemed | + (2,193) | (38,629) | (2,259) | (36,911) |
| **Net transactions in fund shares** | **(521)** | **($9,046)** | **125** | **$2,322** |

### Shares Outstanding and Net Assets

| | 1/1/05–12/31/05 | | 1/1/04–12/31/04 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 9,222 | $161,991 | 9,097 | $146,070 |
| Total increase or decrease | + (521) | (4,605) | 125 | 15,921 |
| **End of period** | **8,701** | **$157,386** | **9,222** | **$161,991** |

Unless stated, all numbers are x 1,000.

**Unaudited**

For corporations, 100% of the fund's dividends for the report period qualify for the dividends received deductions.

The fund designates $2,673 of the dividend distribution for the fiscal year ended 12/31/05 as qualified dividends for the purpose of the maximum rate under Section 1 (h) (ii) of the Internal Revenue Code.

The tax-basis components of distributions paid are:

| | |
|---|---|
| **Current Period** | |
| Ordinary income | $2,644 |
| Long-term capital gains | $– |
| **Prior Period** | |
| Ordinary income | $1,720 |
| Long-term capital gains | $– |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,495 and $2,649 at the end of the current period and prior period, respectively.

*See financial notes.*

# Financial Notes <span style="font-size:small">unaudited</span>

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

**The fund pays dividends** from net investment income and makes distributions from net capital gains once a year.

**The fund may invest in futures contracts.** Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

**The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees.** The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments.

---

### The Trust and its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios**
organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
**Schwab S&P 500 Index Portfolio**

The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving related parties.** For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in an index, which the fund uses as part of an indexing strategy.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

| Amount Outstanding at 12/31/05 ($ x 1,000) | Average Borrowing* ($ x 1,000) | Weighted Average Interest Rate* (%) |
|---|---|---|
| — | 370 | 3.85 |

*Based on the number of days for which the borrowing is outstanding.

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values the securities in its portfolio every business day.** The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Dividends and distributions from portfolio securities** are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

**Income from interest and the accretion of discounts** is recorded as it accrues.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Assets and liabilities denominated in foreign currencies** are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

**Expenses** that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of independent registered public accounting firm

**To the Board of Trustees and Shareholders of:**

Schwab S&P 500 Index Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab S&P 500 Index Portfolio (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**

San Francisco, California
February 14, 2006

# Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Independent Trustees | | |
| --- | --- | --- |
| **Name and Year of Birth** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter** 1960 | 2000 (all trusts). | Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2] |

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

| **Independent Trustees** continued | | |
|---|---|---|
| Name and Year of Birth | Trustee Since | Main Occupations and Other Directorships and Affiliations |
| **Donald F. Dorward** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising. |
| **William A. Hasler** 1941 | 2000 (all trusts). | Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education).<br>Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing). |
| **Robert G. Holmes** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994. | Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm). |
| **Gerald B. Smith** 1950 | 2000 (all trusts). | *Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).<br>Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy). |
| **Donald R. Stephens** 1938 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust). |
| **Michael W. Wilsey** 1943 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). |

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

## Interested Trustees

| Name and Year of Birth | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[4] 1937 | Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation.<br>Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art. |
| **Randall W. Merk**[4] 1954 | Trustee, 2005 (all trusts). | Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc. |

## Officers of the Trust

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Evelyn Dilsaver** 1955 | President, Chief Executive Officer (all trusts). | Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust. |
| **Stephen B. Ward** 1955 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co. |

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

## Officers of the Trust  continued

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Kimon Daifotis** 1959 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer** 1963 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Randall Fillmore** 1960 | Chief Compliance Officer (all trusts). | Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton** 1961 | Secretary (all trusts). | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |
| **George Pereira** 1964 | Treasurer, Principal Financial Officer (all trusts). | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc. |

*charles* SCHWAB

**Large-Cap Blend**

# Schwab MarketTrack
# Growth Portfolio II™

## *Balanced*

**Annual report for the year ended December 31, 2005**

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

**Proxy Voting Policies, Procedures and Results**

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

# Management's Discussion <span>for the year ended December 31, 2005</span>



**Larry Mano,** a vice president and senior portfolio manager of the investment adviser, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.



**Tom Brown,** an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

## The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

**Asset Class Performance Comparison** % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

■ 3.00% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

■ 2.43% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

■ 4.91% **S&P 500® Index:** measures U.S. large-cap stocks

■ 4.55% **Russell 2000® Index:** measures U.S. small-cap stocks

□ 13.54% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.



**Matthew Hastings, CFA,** a vice president and senior portfolio manager, has day-to-day co-management responsibility for the portfolio. He joined the firm in 1999 and has worked in fixed income and asset management since 1996.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks have held up extremely well. The S&P 500® Index posted gains of 4.91% for the one-year period ending on December 31, 2005 while the Russell 2000® Index also displayed a positive return of 4.55%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE® (Morgan Stanley Capital International, Inc. Europe, Australasia and Far East) Index also had an impressive return of 13.54% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 2.43%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we appeared to be in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

**The Schwab MarketTrack Growth Portfolio II** incorporates a mix of different asset classes. Accordingly, its returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within the portfolio. By spreading its exposure over various asset classes, The MarketTrack Growth Portfolio II is designed to provide more stable returns while seeking to reduce risk over various market cycles.

The portfolio was up 5.77% for the one-year period, compared to a 7.10% return for the Growth Composite Index. The portfolio has an 80% target stock allocation that is divided amongst large-cap, small-cap, and international stocks. The 20% target allocation to fixed income is designed to reduce volatility and risk over the long term. In this report period, due to strong equity markets and increased interest in emerging markets, the fund benefited from its emphasis on equities.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

# Schwab MarketTrack Growth Portfolio II

## Performance as of 12/31/05

**Average Annual Total Returns**[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



| | 1 Year | 5 Years | Since Inception: 11/1/96 |
|---|---|---|---|
| Portfolio | 5.77% | 3.02% | 7.49% |
| Benchmark | 7.10% | 3.43% | 7.67% |
| Fund Category | 4.68% | -0.95% | n/a |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.**

**Performance of a Hypothetical $10,000 Investment**[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $19,390 **Portfolio**
■ $19,683 **Growth Composite Index**
■ $20,479 **S&P 500® Index**
□ $17,700 **Lehman Brothers U.S. Aggregate Bond Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is based on a comparable portfolio asset allocation and calculated using the following portion allocations: 60% Dow Jones Wilshire 5000 Composite Index℠, 20% MSCI EAFE® Index, 15% Lehman Brothers U.S. Aggregate Bond Index, and 5% Morningstar 3-Month T-Bill Index.

## Portfolio Facts as of 12/31/05

### Style Assessment[1]

**Investment Style**

Value    Blend    Growth



Market Cap
Large    Medium    Small

### Statistics

| | |
|---|---|
| **Number of Holdings** | 516 |
| **Weighted Average Market Cap** ($ x 1,000,000) | $60,714 |
| **Price/Earnings Ratio** (P/E) | 21.3 |
| **Price/Book Ratio** (P/B) | 2.7 |
| **Portfolio Turnover Rate** | 5% |

### Top Holdings[2]

| Security | % of Net Assets |
|---|---|
| ❶ **Schwab International Index Fund®,** Select Shares® | 20.5% |
| ❷ **Schwab Small-Cap Index Fund®,** Select Shares | 19.8% |
| ❸ **Schwab Total Bond Market Fund™** | 15.2% |
| ❹ **Schwab Value Advantage Money Fund®,** Select Shares | 3.3% |
| ❺ **General Electric Co.** | 1.3% |
| ❻ **Exxon Mobil Corp.** | 1.3% |
| ❼ **Citigroup, Inc.** | 0.9% |
| ❽ **Microsoft Corp.** | 0.9% |
| ❾ **Procter & Gamble Co.** | 0.7% |
| ❿ **Bank of America Corp.** | 0.7% |
| **Total** | **64.6%** |

### Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 40.4% **Large-Cap Stocks**
- 20.4% **International Stocks**
- 19.8% **Small-Cap Stocks**
- 15.1% **Bonds**
- 4.3% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/05, which may have changed since then, and is not a precise indication of risk or performance— past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

# Portfolio Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1] (Annualized) | Beginning Account Value at 7/1/05 | Ending Account Value (Net of Expenses) at 12/31/05 | Expenses Paid During Period[2] 7/1/05–12/31/05 |
|---|---|---|---|---|
| **Schwab MarketTrack Growth Portfolio II** | | | | |
| Actual Return | 0.47% | $1,000 | $1,062.00 | $2.44 |
| Hypothetical 5% Return | 0.47% | $1,000 | $1,022.84 | $2.40 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

# Schwab MarketTrack Growth Portfolio II

## Financial Statements

### Financial Highlights

| | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 14.87 | 13.49 | 10.75 | 12.99 | 14.81 |
| Income or loss from investment operations: | | | | | |
|    Net investment income | 0.24 | 0.21 | 0.16 | 0.17 | 0.18 |
|    Net realized and unrealized gains or losses | 0.62 | 1.35 | 2.74 | (2.17) | (1.43) |
|    Total income or loss from investment operations | 0.86 | 1.56 | 2.90 | (2.00) | (1.25) |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.20) | (0.18) | (0.16) | (0.20) | (0.35) |
|    Distributions from net realized gains | – | – | – | (0.04) | (0.22) |
|    Total distributions | (0.20) | (0.18) | (0.16) | (0.24) | (0.57) |
| Net asset value at end of period | 15.53 | 14.87 | 13.49 | 10.75 | 12.99 |
| Total return (%) | 5.77 | 11.58 | 26.97 | (15.44) | (8.40) |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses[1] | 0.48 | 0.50 | 0.50 | 0.50 | 0.50 |
|    Gross operating expenses[1] | 0.68 | 0.69 | 0.87 | 1.00 | 0.82 |
|    Net investment income | 1.66 | 1.52 | 1.70 | 1.59 | 1.67 |
| Portfolio turnover rate | 5 | 8 | 10 | 30 | 13 |
| Net assets, end of period ($ x 1,000,000) | 37 | 34 | 30 | 20 | 22 |

[1] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

**Portfolio Holdings** as of December 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

| Holdings by Category | Cost ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 58.8% Other Investment Companies | 17,968 | 21,620 |
| 40.5% Common Stock | 12,043 | 14,867 |
| 1.0% Short-Term Investment | 369 | 369 |
| 100.3% Total Investments | 30,380 | 36,856 |
| (0.3)% Other Assets and Liabilities, Net | | (107) |
| 100.0% Total Net Assets | | 36,749 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Common Stock** 40.5% of net assets | |

**Automobiles & Components  0.2%**

| | |
|---|---|
| Cooper Tire & Rubber Co.  100 | 2 |
| Dana Corp.  180 | 1 |
| Ford Motor Co.  2,398 | 19 |
| General Motors Corp.  650 | 13 |
| • Goodyear Tire & Rubber Co.  300 | 5 |
| Harley-Davidson, Inc.  350 | 18 |
| Johnson Controls, Inc.  240 | 17 |
| | 75 |

**Banks  3.0%**

| | |
|---|---|
| AmSouth Bancorp.  430 | 11 |
| ❿ Bank of America Corp.  5,240 | 242 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| BB&T Corp.  626 | 26 |
| Comerica, Inc.  200 | 11 |
| Compass Bancshares, Inc.  100 | 5 |
| Countrywide Financial Corp.  660 | 23 |
| Fannie Mae  1,345 | 66 |
| Fifth Third Bancorp  667 | 25 |
| First Horizon National Corp.  150 | 6 |
| Freddie Mac  1,000 | 65 |
| Golden West Financial Corp.  350 | 23 |
| Huntington Bancshares, Inc.  333 | 8 |
| KeyCorp, Inc.  500 | 16 |
| M&T Bank Corp.  140 | 15 |
| Marshall & Ilsley Corp.  300 | 13 |
| MGIC Investment Corp.  100 | 7 |
| National City Corp.  824 | 28 |
| North Fork Bancorp., Inc.  600 | 16 |
| PNC Financial Services Group, Inc.  340 | 21 |
| Regions Financial Corp.  595 | 20 |
| Sovereign Bancorp, Inc.  500 | 11 |
| SunTrust Banks, Inc.  420 | 31 |
| Synovus Financial Corp.  325 | 9 |
| U.S. Bancorp  2,474 | 74 |
| Wachovia Corp.  2,282 | 121 |
| Washington Mutual, Inc.  1,190 | 52 |
| Wells Fargo & Co.  2,200 | 138 |
| Zions Bancorp.  100 | 7 |
| | 1,090 |

**Capital Goods  3.5%**

| | |
|---|---|
| 3M Co.  925 | 72 |
| American Power Conversion Corp.  275 | 6 |
| American Standard Cos., Inc.  300 | 12 |
| The Boeing Co.  1,038 | 73 |
| Caterpillar, Inc.  800 | 46 |
| Cooper Industries Ltd., Class A  100 | 7 |
| Crane Co.  100 | 4 |
| Cummins, Inc.  50 | 4 |
| Danaher Corp.  350 | 20 |
| Deere & Co.  350 | 24 |
| Dover Corp.  460 | 19 |
| Eaton Corp.  200 | 13 |
| Emerson Electric Co.  500 | 37 |
| Fluor Corp.  100 | 8 |
| General Dynamics Corp.  250 | 29 |
| ❺ General Electric Co.  13,670 | 479 |
| Goodrich Corp.  100 | 4 |
| Honeywell International, Inc.  1,187 | 44 |
| Illinois Tool Works, Inc.  350 | 31 |

### Portfolio Holdings continued

| Security and Number of Shares | Value<br>($ x 1,000) |
|---|---|
| Ingersoll-Rand Co., Class A    400 | 16 |
| ITT Industries, Inc.    100 | 10 |
| L-3 Communications Holdings, Inc.    100 | 7 |
| Lockheed Martin Corp.    540 | 34 |
| Masco Corp.    500 | 15 |
| •Navistar International Corp.    300 | 9 |
| Northrop Grumman Corp.    428 | 26 |
| Paccar, Inc.    187 | 13 |
| Pall Corp.    100 | 3 |
| Parker Hannifin Corp.    150 | 10 |
| •Power-One, Inc.    226 | 1 |
| Raytheon Co.    500 | 20 |
| Rockwell Automation, Inc.    200 | 12 |
| Rockwell Collins, Inc.    200 | 9 |
| Textron, Inc.    150 | 12 |
| •Thomas & Betts Corp.    80 | 3 |
| Tyco International Ltd.    2,860 | 83 |
| United Technologies Corp.    1,260 | 70 |
| W.W. Grainger, Inc.    100 | 7 |
| | **1,292** |

#### Commercial Services & Supplies  0.4%

| | |
|---|---|
| •ACCO Brands Corp.    41 | 1 |
| •Allied Waste Industries, Inc.    400 | 3 |
| •Apollo Group, Inc., Class A    200 | 12 |
| Avery Dennison Corp.    150 | 8 |
| Cendant Corp.    1,390 | 24 |
| Cintas Corp.    182 | 7 |
| Deluxe Corp.    100 | 3 |
| Equifax, Inc.    375 | 14 |
| H&R Block, Inc.    400 | 10 |
| •Monster Worldwide, Inc.    95 | 4 |
| •PHH Corp.    59 | 2 |
| Pitney Bowes, Inc.    250 | 11 |
| R.R. Donnelley & Sons Co.    300 | 10 |
| Robert Half International, Inc.    200 | 8 |
| Waste Management, Inc.    720 | 22 |
| | **139** |

#### Consumer Durables & Apparel  0.6%

| | |
|---|---|
| Black & Decker Corp.    100 | 9 |
| Brunswick Corp.    100 | 4 |
| Centex Corp.    150 | 11 |
| •Coach, Inc.    600 | 20 |
| D.R. Horton, Inc.    330 | 12 |
| Eastman Kodak Co.    300 | 7 |
| Fortune Brands, Inc.    175 | 14 |
| Hasbro, Inc.    200 | 4 |
| Jones Apparel Group, Inc.    150 | 5 |

| Security and Number of Shares | Value<br>($ x 1,000) |
|---|---|
| KB Home    100 | 7 |
| Leggett & Platt, Inc.    200 | 5 |
| Lennar Corp., Class A    170 | 10 |
| Liz Claiborne, Inc.    100 | 3 |
| Mattel, Inc.    500 | 8 |
| Maytag Corp.    300 | 6 |
| Newell Rubbermaid, Inc.    300 | 7 |
| Nike, Inc., Class B    300 | 26 |
| Pulte Homes, Inc.    300 | 12 |
| Reebok International Ltd.    100 | 6 |
| Snap-On, Inc.    275 | 10 |
| The Stanley Works    300 | 14 |
| VF Corp.    100 | 5 |
| Whirlpool Corp.    100 | 8 |
| | **213** |

#### Diversified Financials  3.4%

| | |
|---|---|
| American Express Co.    1,610 | 83 |
| Ameriprise Financial, Inc.    322 | 13 |
| The Bank of New York Co., Inc.    1,100 | 35 |
| The Bear Stearns Cos., Inc.    110 | 13 |
| Capital One Financial Corp.    490 | 42 |
| ∎The Charles Schwab Corp.    1,575 | 23 |
| CIT Group, Inc.    200 | 10 |
| ❼Citigroup, Inc.    6,722 | 326 |
| •E*TRADE Financial Corp.    400 | 8 |
| Federated Investors, Inc., Class B    100 | 4 |
| Franklin Resources, Inc.    300 | 28 |
| Goldman Sachs Group, Inc.    562 | 72 |
| Janus Capital Group, Inc.    300 | 6 |
| JPMorgan Chase & Co.    4,586 | 182 |
| Lehman Brothers Holdings, Inc.    350 | 45 |
| MBNA Corp.    1,687 | 46 |
| Mellon Financial Corp.    525 | 18 |
| Merrill Lynch & Co., Inc.    1,150 | 78 |
| Moody's Corp.    350 | 21 |
| Morgan Stanley    1,530 | 87 |
| Northern Trust Corp.    450 | 23 |
| Principal Financial Group, Inc.    581 | 28 |
| SLM Corp.    550 | 30 |
| State Street Corp.    400 | 22 |
| T. Rowe Price Group, Inc.    150 | 11 |
| | **1,254** |

#### Energy  3.7%

| | |
|---|---|
| Amerada Hess Corp.    100 | 13 |
| Anadarko Petroleum Corp.    295 | 28 |
| Apache Corp.    386 | 26 |
| Baker Hughes, Inc.    431 | 26 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| BJ Services Co.    400 | 15 |
| Burlington Resources, Inc.    700 | 60 |
| ChevronTexaco Corp.    2,915 | 165 |
| ConocoPhillips    1,810 | 105 |
| Devon Energy Corp.    580 | 36 |
| El Paso Corp.    896 | 11 |
| EOG Resources, Inc.    264 | 19 |
| ❻ Exxon Mobil Corp.    8,290 | 466 |
| Halliburton Co.    610 | 38 |
| Kerr-McGee Corp.    100 | 9 |
| Kinder Morgan, Inc.    156 | 14 |
| Marathon Oil Corp.    423 | 26 |
| Murphy Oil Corp.    300 | 16 |
| • Nabors Industries Ltd.    175 | 13 |
| • National-Oilwell Varco, Inc.    210 | 13 |
| Noble Corp.    200 | 14 |
| Occidental Petroleum Corp.    465 | 37 |
| • Rowan Cos., Inc.    100 | 4 |
| Schlumberger Ltd.    700 | 68 |
| Sunoco, Inc.    200 | 16 |
| • Transocean, Inc.    358 | 25 |
| Valero Energy Corp.    1,000 | 52 |
| • Weatherford International Ltd.    340 | 12 |
| Williams Cos., Inc.    800 | 19 |
| XTO Energy, Inc.    400 | 18 |
| | **1,364** |

**Food & Staples Retailing  1.0%**

| | |
|---|---|
| Albertson's, Inc.    400 | 8 |
| Costco Wholesale Corp.    560 | 28 |
| CVS Corp.    980 | 26 |
| • Kroger Co.    900 | 17 |
| Safeway, Inc.    500 | 12 |
| Supervalu, Inc.    175 | 6 |
| Sysco Corp.    700 | 22 |
| Wal-Mart Stores, Inc.    4,030 | 188 |
| Walgreen Co.    1,375 | 61 |
| Whole Foods Market, Inc.    100 | 8 |
| • Winn-Dixie Stores, Inc.    100 | — |
| | **376** |

**Food Beverage & Tobacco  2.0%**

| | |
|---|---|
| Altria Group, Inc.    2,740 | 205 |
| Anheuser-Busch Cos., Inc.    975 | 42 |
| Archer-Daniels-Midland Co.    774 | 19 |
| Brown-Forman Corp., Class B    150 | 10 |
| Campbell Soup Co.    500 | 15 |
| The Coca-Cola Co.    2,825 | 114 |
| Coca-Cola Enterprises, Inc.    550 | 10 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| ConAgra Foods, Inc.    650 | 13 |
| • Constellation Brands, Inc., Class A    240 | 6 |
| General Mills, Inc.    450 | 22 |
| H.J. Heinz Co.    400 | 13 |
| Hershey Foods Corp.    300 | 17 |
| Kellogg Co.    500 | 22 |
| McCormick & Co., Inc.    200 | 6 |
| Molson Coors Brewing Co., Class B    25 | 2 |
| The Pepsi Bottling Group, Inc.    312 | 9 |
| PepsiCo, Inc.    2,255 | 133 |
| Reynolds American, Inc.    200 | 19 |
| Sara Lee Corp.    900 | 17 |
| Tyson Foods, Inc., Class A    400 | 7 |
| UST, Inc.    200 | 8 |
| Wm. Wrigley Jr. Co.    250 | 17 |
| | **726** |

**Health Care Equipment & Services  2.2%**

| | |
|---|---|
| Aetna, Inc.    400 | 38 |
| AmerisourceBergen Corp.    300 | 12 |
| Bausch & Lomb, Inc.    100 | 7 |
| Baxter International, Inc.    725 | 27 |
| Becton Dickinson & Co.    300 | 18 |
| Biomet, Inc.    325 | 12 |
| • Boston Scientific Corp.    988 | 24 |
| C.R. Bard, Inc.    100 | 7 |
| Cardinal Health, Inc.    525 | 36 |
| • Caremark Rx, Inc.    535 | 28 |
| CIGNA Corp.    175 | 20 |
| • Coventry Health Care, Inc.    300 | 17 |
| • Express Scripts, Inc.    200 | 17 |
| • Fisher Scientific International, Inc.    100 | 6 |
| Guidant Corp.    550 | 36 |
| HCA, Inc.    400 | 20 |
| Health Management Associates, Inc., Class A    300 | 7 |
| • Hospira, Inc.    186 | 8 |
| • Humana, Inc.    200 | 11 |
| IMS Health, Inc.    500 | 12 |
| • Laboratory Corp. of America Holdings    200 | 11 |
| Manor Care, Inc.    100 | 4 |
| McKesson Corp.    374 | 19 |
| • Medco Health Solutions, Inc.    337 | 19 |
| Medtronic, Inc.    1,640 | 94 |
| • Millipore Corp.    75 | 5 |
| • Patterson Cos., Inc.    100 | 3 |
| PerkinElmer, Inc.    118 | 3 |
| Quest Diagnostics    278 | 14 |
| • St. Jude Medical, Inc.    400 | 20 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Stryker Corp.　464 | 21 |
| • Tenet Healthcare Corp.　450 | 3 |
| • Thermo Electron Corp.　175 | 5 |
| UnitedHealth Group, Inc.　1,720 | 107 |
| • Waters Corp.　350 | 13 |
| • WellPoint, Inc.　900 | 72 |
| • Zimmer Holdings, Inc.　275 | 19 |
| | **795** |

### Hotels Restaurants & Leisure  0.6%

| | |
|---|---|
| Carnival Corp.　725 | 39 |
| Darden Restaurants, Inc.　150 | 6 |
| Harrah's Entertainment, Inc.　220 | 16 |
| Hilton Hotels Corp.　400 | 9 |
| International Game Technology　413 | 13 |
| Marriott International, Inc., Class A　250 | 17 |
| McDonald's Corp.　1,850 | 62 |
| • Starbucks Corp.　940 | 28 |
| Starwood Hotels & Resorts Worldwide, Inc.　260 | 16 |
| Wendy's International, Inc.　140 | 8 |
| Yum! Brands, Inc.　320 | 15 |
| | **229** |

### Household & Personal Products  1.0%

| | |
|---|---|
| Alberto-Culver Co., Class B　150 | 7 |
| Avon Products, Inc.　540 | 15 |
| Clorox Co.　250 | 14 |
| Colgate-Palmolive Co.　650 | 36 |
| Kimberly-Clark Corp.　600 | 36 |
| ❾ Procter & Gamble Co.　4,610 | 267 |
| | **375** |

### Insurance  1.9%

| | |
|---|---|
| ACE Ltd.　340 | 18 |
| AFLAC, Inc.　600 | 28 |
| The Allstate Corp.　840 | 45 |
| AMBAC Financial Group, Inc.　123 | 10 |
| American International Group, Inc.　3,406 | 232 |
| AON Corp.　325 | 12 |
| Chubb Corp.　240 | 23 |
| Cincinnati Financial Corp.　220 | 10 |
| Genworth Financial, Inc., Class A　300 | 10 |
| Hartford Financial Services Group, Inc.　340 | 29 |
| Jefferson-Pilot Corp.　175 | 10 |
| Lincoln National Corp.　200 | 11 |
| Loews Corp.　200 | 19 |
| Marsh & McLennan Cos., Inc.　625 | 20 |
| MBIA, Inc.　150 | 9 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Metlife, Inc.　915 | 45 |
| The Progressive Corp.　465 | 54 |
| Prudential Financial, Inc.　650 | 48 |
| Safeco Corp.　150 | 9 |
| The St. Paul Travelers Cos., Inc.　797 | 36 |
| Torchmark Corp.　350 | 19 |
| UnumProvident Corp.　323 | 7 |
| XL Capital Ltd., Class A　155 | 10 |
| | **714** |

### Materials  1.2%

| | |
|---|---|
| Air Products & Chemicals, Inc.　250 | 15 |
| Alcoa, Inc.　1,000 | 30 |
| Allegheny Technologies, Inc.　100 | 4 |
| Ashland, Inc.　100 | 6 |
| Ball Corp.　200 | 8 |
| Bemis Co.　100 | 3 |
| Chemtura Corp.　222 | 3 |
| The Dow Chemical Co.　1,321 | 58 |
| E.I. du Pont de Nemours & Co.　1,169 | 50 |
| Eastman Chemical Co.　100 | 5 |
| Ecolab, Inc.　275 | 10 |
| Engelhard Corp.　160 | 5 |
| Freeport-McMoran Copper & Gold, Inc., Class B　200 | 11 |
| • Hercules, Inc.　100 | 1 |
| International Flavors & Fragrances, Inc.　100 | 3 |
| International Paper Co.　570 | 19 |
| Louisiana-Pacific Corp.　100 | 3 |
| MeadWestvaco Corp.　197 | 5 |
| Monsanto Co.　314 | 24 |
| Neenah Paper, Inc.　18 | – |
| Newmont Mining Corp.　500 | 27 |
| Nucor Corp.　400 | 27 |
| • Pactiv Corp.　200 | 4 |
| Phelps Dodge Corp.　100 | 14 |
| PPG Industries, Inc.　200 | 12 |
| Praxair, Inc.　400 | 21 |
| Rohm & Haas Co.　300 | 14 |
| • Sealed Air Corp.　103 | 6 |
| Sigma-Aldrich Corp.　100 | 6 |
| Temple-Inland, Inc.　100 | 4 |
| United States Steel Corp.　100 | 5 |
| Vulcan Materials Co.　100 | 7 |
| Weyerhaeuser Co.　250 | 17 |
| Worthington Industries, Inc.　100 | 2 |
| | **429** |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| **Media  1.4%** | |
| Clear Channel Communications, Inc.    729 | 23 |
| •Comcast Corp., Class A    2,876 | 75 |
| Dow Jones & Co., Inc.    100 | 4 |
| The E.W. Scripps Co., Class A    100 | 5 |
| Gannett Co., Inc.    325 | 20 |
| Interpublic Group of Cos., Inc.    500 | 5 |
| Knight-Ridder, Inc.    100 | 6 |
| The McGraw-Hill Cos., Inc.    450 | 23 |
| Meredith Corp.    50 | 3 |
| New York Times Co., Class A    200 | 5 |
| News Corp, Inc., Class A    3,470 | 54 |
| Omnicom Group, Inc.    220 | 19 |
| Time Warner, Inc.    6,100 | 106 |
| Tribune Co.    400 | 12 |
| •Univision Communications, Inc., Class A    354 | 10 |
| •Viacom, Inc., Class B    1,992 | 65 |
| The Walt Disney Co.    2,630 | 63 |
| | **498** |
| **Pharmaceuticals & Biotechnology  3.2%** | |
| Abbott Laboratories    2,060 | 81 |
| Allergan, Inc.    150 | 16 |
| •Amgen, Inc.    1,670 | 132 |
| Applied Biosystems Group — Applera Corp.    200 | 5 |
| •Biogen Idec, Inc.    380 | 17 |
| Bristol-Myers Squibb Co.    2,600 | 60 |
| •Chiron Corp.    200 | 9 |
| Eli Lilly & Co.    1,520 | 86 |
| •Forest Laboratories, Inc.    450 | 18 |
| •Genzyme Corp.    450 | 32 |
| •Gilead Sciences, Inc.    650 | 34 |
| Johnson & Johnson    3,836 | 231 |
| •King Pharmaceuticals, Inc.    233 | 4 |
| •Medimmune, Inc.    300 | 10 |
| Merck & Co., Inc.    2,850 | 91 |
| Mylan Laboratories, Inc.    300 | 6 |
| Pfizer, Inc.    9,659 | 225 |
| Schering-Plough Corp.    1,900 | 40 |
| •Watson Pharmaceuticals, Inc.    100 | 3 |
| Wyeth    1,800 | 83 |
| | **1,183** |
| **Real Estate  0.3%** | |
| Apartment Investment & Management Co., Class A    100 | 4 |
| Archstone-Smith Trust    200 | 8 |
| Equity Office Properties Trust    500 | 15 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Equity Residential    300 | 12 |
| Plum Creek Timber Co., Inc.    200 | 7 |
| ProLogis    400 | 19 |
| Public Storage, Inc.    200 | 14 |
| Simon Property Group, Inc.    240 | 18 |
| Vornado Realty Trust    200 | 17 |
| | **114** |
| **Retailing  1.5%** | |
| •Amazon.com, Inc.    200 | 9 |
| •Autonation, Inc.    300 | 7 |
| •AutoZone, Inc.    100 | 9 |
| •Bed, Bath & Beyond, Inc.    350 | 13 |
| Best Buy Co., Inc.    585 | 25 |
| •Big Lots, Inc.    88 | 1 |
| Circuit City Stores, Inc.    200 | 5 |
| Dillards, Inc., Class A    100 | 2 |
| Dollar General Corp.    395 | 8 |
| •eBay, Inc.    1,468 | 63 |
| Family Dollar Stores, Inc.    200 | 5 |
| Federated Department Stores, Inc.    309 | 21 |
| The Gap, Inc.    1,037 | 18 |
| Genuine Parts Co.    200 | 9 |
| Home Depot, Inc.    2,800 | 113 |
| J.C. Penney Co., Inc. Holding Co.    300 | 17 |
| •Kohl's Corp.    400 | 19 |
| Limited Brands, Inc.    521 | 12 |
| Lowe's Cos., Inc.    940 | 63 |
| Nordstrom, Inc.    400 | 15 |
| •Office Depot, Inc.    325 | 10 |
| OfficeMax, Inc.    75 | 2 |
| RadioShack Corp.    200 | 4 |
| •Sears Holdings Corp.    94 | 11 |
| The Sherwin-Williams Co.    175 | 8 |
| Staples, Inc.    900 | 20 |
| Target Corp.    1,090 | 60 |
| Tiffany & Co.    150 | 6 |
| TJX Cos., Inc.    600 | 14 |
| | **569** |
| **Semiconductors & Semiconductor Equipment  1.3%** | |
| •Advanced Micro Devices, Inc.    400 | 12 |
| •Altera Corp.    464 | 9 |
| Analog Devices, Inc.    450 | 16 |
| Applied Materials, Inc.    2,200 | 39 |
| •Applied Micro Circuits Corp.    221 | 1 |
| •Broadcom Corp., Class A    355 | 17 |
| •Freescale Semiconductor, Inc., Class B    600 | 15 |
| Intel Corp.    8,035 | 201 |

## Portfolio Holdings continued

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| KLA-Tencor Corp.   240 | 12 |
| Linear Technology Corp.   600 | 22 |
| •LSI Logic Corp.   600 | 5 |
| Maxim Integrated Products, Inc.   400 | 15 |
| •Micron Technology, Inc.   850 | 11 |
| National Semiconductor Corp.   400 | 10 |
| •Novellus Systems, Inc.   175 | 4 |
| •Nvidia Corp.   200 | 7 |
| •PMC – Sierra, Inc.   400 | 3 |
| •Teradyne, Inc.   200 | 3 |
| Texas Instruments, Inc.   2,050 | 66 |
| Xilinx, Inc.   375 | 9 |
| | **477** |

### Software & Services  2.0%

| | |
|---|---|
| Adobe Systems, Inc.   500 | 19 |
| •Affiliated Computer Services, Inc., Class A   203 | 12 |
| Autodesk, Inc.   400 | 17 |
| Automatic Data Processing, Inc.   700 | 32 |
| •BMC Software, Inc.   200 | 4 |
| •Citrix Systems, Inc.   175 | 5 |
| Computer Associates International, Inc.   700 | 20 |
| •Computer Sciences Corp.   200 | 10 |
| •Compuware Corp.   600 | 5 |
| •Convergys Corp.   137 | 2 |
| •Electronic Arts, Inc.   354 | 19 |
| Electronic Data Systems Corp.   750 | 18 |
| First Data Corp.   1,032 | 44 |
| •Fiserv, Inc.   225 | 10 |
| •Intuit, Inc.   244 | 13 |
| •Mercury Interactive Corp.   100 | 3 |
| ❽ Microsoft Corp.   12,105 | 317 |
| •Novell, Inc.   600 | 5 |
| •Oracle Corp.   5,330 | 65 |
| •Parametric Technology Corp.   400 | 3 |
| Paychex, Inc.   425 | 16 |
| Sabre Holdings Corp., Class A   372 | 9 |
| Siebel Systems, Inc.   600 | 6 |
| •Symantec Corp.   1,562 | 27 |
| •Unisys Corp.   350 | 2 |
| •Yahoo! Inc.   1,580 | 62 |
| | **745** |

### Technology Hardware & Equipment  2.8%

| | |
|---|---|
| •ADC Telecommunications, Inc.   100 | 2 |
| •Agilent Technologies, Inc.   566 | 19 |
| •Andrew Corp.   200 | 2 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| •Apple Computer, Inc.   1,000 | 72 |
| •Avaya, Inc.   513 | 5 |
| •CIENA Corp.   800 | 2 |
| •Cisco Systems, Inc.   8,225 | 141 |
| •Comverse Technology, Inc.   200 | 5 |
| •Corning, Inc.   1,950 | 38 |
| •Dell, Inc.   3,125 | 94 |
| •EMC Corp.   3,150 | 43 |
| •Gateway, Inc.   200 | 1 |
| Hewlett-Packard Co.   3,962 | 113 |
| International Business Machines Corp.   2,140 | 176 |
| •Jabil Circuit, Inc.   208 | 8 |
| •JDS Uniphase Corp.   2,154 | 5 |
| •Lexmark International, Inc., Class A   150 | 7 |
| •Lucent Technologies, Inc.   5,855 | 16 |
| Molex, Inc.   225 | 6 |
| Motorola, Inc.   3,251 | 73 |
| •NCR Corp.   200 | 7 |
| •Network Appliance, Inc.   400 | 11 |
| •QLogic Corp.   313 | 10 |
| Qualcomm, Inc.   2,100 | 90 |
| •Sanmina – SCI Corp.   700 | 3 |
| Scientific-Atlanta, Inc.   175 | 8 |
| •Solectron Corp.   1,300 | 5 |
| •Sun Microsystems, Inc.   4,475 | 19 |
| Symbol Technologies, Inc.   298 | 4 |
| Tektronix, Inc.   100 | 3 |
| •Tellabs, Inc.   500 | 5 |
| •Xerox Corp.   1,300 | 19 |
| | **1,012** |

### Telecommunication Services  1.2%

| | |
|---|---|
| Alltel Corp.   600 | 38 |
| AT&T, Inc.   5,140 | 126 |
| BellSouth Corp.   2,380 | 64 |
| CenturyTel, Inc.   150 | 5 |
| Citizens Communications Co.   358 | 4 |
| •Qwest Communications International, Inc.   2,227 | 13 |
| Sprint Corp. (FON Group)   3,778 | 88 |
| Verizon Communications, Inc.   3,613 | 109 |
| | **447** |

### Transportation  0.7%

| | |
|---|---|
| Burlington Northern Santa Fe Corp.   400 | 28 |
| CSX Corp.   225 | 11 |
| Delta Air Lines, Inc.   100 | — |
| FedEx Corp.   350 | 36 |
| Norfolk Southern Corp.   480 | 22 |

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| Ryder Systems, Inc.    75 | 3 |
| Southwest Airlines Co.    900 | 15 |
| Union Pacific Corp.    295 | 24 |
| United Parcel Service, Inc., Class B    1,547 | 116 |
| | **255** |

**Utilities  1.4%**

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| • The AES Corp.    850 | 13 |
| • Allegheny Energy, Inc.    278 | 9 |
| Ameren Corp.    200 | 10 |
| American Electric Power Co., Inc.    460 | 17 |
| Centerpoint Energy, Inc.    600 | 8 |
| Cinergy Corp.    200 | 8 |
| • CMS Energy Corp.    500 | 7 |
| Consolidated Edison, Inc.    300 | 14 |
| Constellation Energy Group, Inc.    200 | 12 |
| Dominion Resources, Inc.    396 | 31 |
| DTE Energy Co.    200 | 9 |
| Duke Energy Corp.    1,250 | 34 |
| • Dynegy, Inc., Class A    500 | 2 |
| Edison International    400 | 17 |
| Entergy Corp.    250 | 17 |
| Exelon Corp.    974 | 52 |
| FirstEnergy Corp.    391 | 19 |
| FPL Group, Inc.    600 | 25 |
| KeySpan Corp.    200 | 7 |
| Nicor, Inc.    250 | 10 |
| NiSource, Inc.    557 | 12 |
| Peoples Energy Corp.    50 | 2 |
| PG&E Corp.    500 | 19 |
| Pinnacle West Capital Corp.    100 | 4 |
| PPL Corp.    400 | 12 |
| Progress Energy, Inc.    277 | 12 |
| Public Service Enterprise Group, Inc.    300 | 19 |
| Sempra Energy    285 | 13 |
| The Southern Co.    875 | 30 |
| TECO Energy, Inc.    450 | 8 |
| TXU Corp.    700 | 35 |
| Xcel Energy, Inc.    505 | 9 |
| | **496** |

### Other Investment Companies
58.8% of net assets

| Security and Number of Shares | Value ($ x 1,000) |
|---|---|
| ∎❶ Schwab International Index Fund, Select Shares    423,210 | 7,525 |
| ∎❷ Schwab Small-Cap Index Fund, Select Shares    317,040 | 7,270 |
| ∎❸ Schwab Total Bond Market Fund    565,394 | 5,592 |
| ∎❹ Schwab Value Advantage Money Fund, Select Shares    1,233,253 | 1,233 |
| | **21,620** |

| Security Rate, Maturity Date | Face Amount ($ x 1,000) | |
|---|---|---|

### Short-Term Investment
1.0% of net assets

| Security | Face Amount | Value |
|---|---|---|
| Bank of America, London Time Deposit 3.40%, 01/03/05 | 369 | **369** |

**End of investments.**

Statement of
## Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments in affiliated underlying funds, at value | | $21,620 |
| Investments, at value | | 15,236 |
| Receivables: | | |
| Fund shares sold | | 31 |
| Interest | | 2 |
| Dividends | | 47 |
| Investments sold | + | 2 |
| **Total assets** | | **36,938** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Fund shares redeemed | | 97 |
| Investments bought | | 65 |
| Accrued expenses | + | 27 |
| **Total liabilities** | | **189** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 36,938 |
| **Total liabilities** | – | 189 |
| **Net assets** | | **$36,749** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 30,574 |
| Net investment income not yet distributed | 576 |
| Net realized capital losses | (877) |
| Net unrealized capital gains | 6,476 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $36,749 | | 2,366 | | $15.53 |

Unless stated, all numbers x 1,000.

The fund paid $30,380 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

| | |
|---|---|
| Purchases | $3,407 |
| Sales/maturities | $1,576 |

Percent of fund shares of other Schwab Funds owned as of the end of the report period:

| | |
|---|---|
| **Schwab Equity Index Funds** | |
| Small-Cap Index Fund | 0.9% |
| International Index Fund | 0.9% |
| **Schwab Bond Funds** | |
| Total Bond Market Fund | 0.5% |
| **Schwab Money Funds** | |
| Value Advantage Money Fund | 0.1% |

**Federal Tax Data**

| | | |
|---|---|---|
| **Portfolio cost** | | $30,661 |
| **Net unrealized gains and losses:** | | |
| Gains | | $7,910 |
| Losses | + | (1,715) |
| | | **$6,195** |
| **Net undistributed earnings:** | | |
| Ordinary income | | $576 |
| Long-term capital gains | | $– |
| **Unused capital losses:** | | |
| Expires 12/31 of: | | Loss amount |
| 2010 | | $293 |
| 2011 | | 200 |
| 2012 | + | 103 |
| | | **$596** |
| **Capital losses utilized** | | $54 |
| **Reclassifications:** | | |
| Capital received from investors | | $2 |
| Reclassified as: | | |
| Net realized capital losses | | ($2) |

 *See financial notes.*

Statement of
## Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

**Investment Income**

| | | |
|---|---|---|
| Dividends received from affiliated underlying funds | | $468 |
| Dividends | | 252 |
| Interest | + | 23 |
| **Total investment income** | | **743** |

**Net Realized Gains and Losses**

| | | |
|---|---|---|
| Net realized losses on sales of affiliated funds | | (20) |
| Net realized gains received from affiliated underlying funds | | 47 |
| Net realized gains on investments | + | 129 |
| **Net realized gains** | | **156** |

**Net Unrealized Gains and Losses**

| | | |
|---|---|---|
| Net unrealized gains on affiliated funds | | 986 |
| Net unrealized gains on investments | + | 269 |
| **Net unrealized gains** | | **1,255** |

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

**Expenses**

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 152 |
| Trustees' fees | | 14 |
| Custodian fees | | 8 |
| Portfolio accounting fees | | 5 |
| Professional fees | | 31 |
| Shareholder reports | | 22 |
| Other expenses | + | 4 |
| Total expenses | | 236 |
| Expense reduction | − | 69 |
| **Net expenses** | | **167** |

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the net operating expenses of this fund through April 29, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

**Increase in Net Assets From Operations**

| | | |
|---|---|---|
| **Total investment income** | | 743 |
| **Net expenses** | − | 167 |
| **Net investment income** | | **576** |
| **Net realized gains** | | 156 |
| **Net unrealized gains** | + | 1,255 |
| **Increase in net assets from operations** | | **$1,987** |

These add up to a net gain on investments of $1,411.

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/05-12/31/05 | 1/1/04-12/31/04 |
|---|---|---|
| Net investment income | $576 | $467 |
| Net realized gains | 156 | 78 |
| Net unrealized gains | + 1,255 | 2,883 |
| **Increase in net assets from operations** | **1,987** | **3,428** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **$466** | **$394** |

### Transactions in Fund Shares

| | 1/1/05-12/31/05 | | 1/1/04-12/31/04 | |
|---|---|---|---|---|
| | SHARES | VALUE | SHARES | VALUE |
| Shares sold | 339 | $5,081 | 319 | $4,455 |
| Shares reinvested | 29 | 466 | 27 | 394 |
| Shares redeemed | + (278) | (4,162) | (288) | (3,967) |
| **Net transactions in fund shares** | **90** | **$1,385** | **58** | **$882** |

### Shares Outstanding and Net Assets

| | 1/1/05-12/31/05 | | 1/1/04-12/31/04 | |
|---|---|---|---|---|
| | SHARES | NET ASSETS | SHARES | NET ASSETS |
| Beginning of period | 2,276 | $33,843 | 2,218 | $29,927 |
| Total increase | + 90 | 2,906 | 58 | 3,916 |
| **End of period** | **2,366** | **$36,749** | **2,276** | **$33,843** |

Unless stated, all numbers x 1,000.

**Unaudited**

For corporations, 51% of the fund's dividends for the report period qualify for the dividends received deductions.

The fund designates $393 of the dividend distribution for the fiscal year ended 12/31/05 as qualified dividends for the purpose of the maximum rate under Section 1 (h) (ii) of the Internal Revenue Code.

The tax-basis components of distributions paid are:

| | |
|---|---|
| **Current Period** | |
| Ordinary income | $466 |
| Long-term capital gains | $– |
| **Prior Period** | |
| Ordinary income | $394 |
| Long-term capital gains | $– |

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $576 and $466 at the end of the current period and prior period, respectively.

 *See financial notes.*

# Financial Notes <small>unaudited</small>

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at net asset value (NAV) which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

**The fund pays dividends** from net investment income and makes distributions from net capital gains once a year.

**The fund may invest in futures contracts.** Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

---

### The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios**
organized January 21, 1994

Schwab Money Market Portfolio
**Schwab MarketTrack Growth Portfolio II**
Schwab S&P 500 Index Portfolio

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving related parties.** For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in an index which, the fund uses as part of an indexing strategy.

Pursuant to an exemptive order issued by the SEC, the fund may invest in other related funds. The percentages of fund shares of other related funds owned are shown in the fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

**Trustees may include people who are officers and/ or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for this fund during the period.

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values the securities in its portfolio every business day.** The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Dividends and distributions from portfolio securities** are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

**Income from interest and the accretion of discounts** is recorded as it accrues.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Assets and liabilities denominated in foreign currencies** are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

**Expenses** that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of independent registered public accounting firm

**To the Board of Trustees and Shareholders of:**

Schwab MarketTrack Growth Portfolio II

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack Growth Portfolio II (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, California
February 14, 2006

# Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

**Independent Trustees**

| Name and Year of Birth | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Mariann Byerwalter**<br>1960 | 2000 (all trusts). | Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University.<br>Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2] |

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

## Independent Trustees continued

| Name and Year of Birth | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Donald F. Dorward** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising. |
| **William A. Hasler** 1941 | 2000 (all trusts). | Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education).<br>Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing). |
| **Robert G. Holmes** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994. | Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm). |
| **Gerald B. Smith** 1950 | 2000 (all trusts). | *Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).<br>Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy). |
| **Donald R. Stephens** 1938 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust). |
| **Michael W. Wilsey** 1943 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). |

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

## Interested Trustees

| Name and Year of Birth | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[4] 1937 | Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation.<br>Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art. |
| **Randall W. Merk**[4] 1954 | Trustee, 2005 (all trusts). | Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc. |

## Officers of the Trust

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Evelyn Dilsaver** 1955 | President, Chief Executive Officer (all trusts). | Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust. |
| **Stephen B. Ward** 1955 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co. |

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

## Officers of the Trust continued

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Kimon Daifotis** 1959 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer** 1963 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Randall Fillmore** 1960 | Chief Compliance Officer (all trusts). | Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton** 1961 | Secretary (all trusts). | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |
| **George Pereira** 1964 | Treasurer, Principal Financial Officer (all trusts). | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc. |

*charles* SCHWAB

**Money Market** | # Schwab Money Market Portfolio™

## *Money Market*

**Annual report for the year ended December 31, 2005**

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

**Proxy Voting Policies, Procedures and Results**

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

# Management's Discussion <span style="font-size:small">for the year ended December 31, 2005</span>



**Karen Wiggan,** a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the portfolio. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

## The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening cycle throughout the year, raising short-term interest rates 0.25% at each of its eight meetings. At the end of the one-year report period, the benchmark rate was up to 4.25%. Over the course of the 2005, as the Fed continued raising its benchmark rate, the yield curve continued to flatten and briefly inverted towards the end of the December. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In this market environment, our strategy was to position the Schwab Money Market Portfolio for a continued rise in interest rates. To take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) relatively short, at around 30 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

## Performance and Portfolio Facts as of 12/31/05

### Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

| | |
|---|---|
| **Seven-Day Yield** | 3.83% |
| **Seven-Day Effective Yield** | 3.90% |

**The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.**

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 33 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

**An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.**

Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

# Portfolio Expenses (unaudited)

## Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

**Actual Return** lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

**Hypothetical Return** lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

| | Expense Ratio[1]<br>(Annualized) | Beginning<br>Account Value<br>at 7/1/05 | Ending<br>Account Value<br>(Net of Expenses)<br>at 12/31/05 | Expenses<br>Paid During Period[2]<br>7/1/05–12/31/05 |
|---|---|---|---|---|
| **Schwab Money Market Portfolio** | | | | |
| Actual Return | 0.46% | $1,000 | $1,016.40 | $2.34 |
| Hypothetical 5% Return | 0.46% | $1,000 | $1,022.89 | $2.35 |

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

# Schwab Money Market Portfolio

## Financial Statements

### Financial Highlights

| | 1/1/05–<br>12/31/05 | 1/1/04–<br>12/31/04 | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 |
|---|---|---|---|---|---|
| **Per-share data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|    Net investment income | 0.03 | 0.01 | 0.01 | 0.01 | 0.04 |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.03) | (0.01) | (0.01) | (0.01) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 2.75 | 0.90 | 0.74 | 1.31 | 3.72 |
| **Ratios/supplemental data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 0.47 | 0.46 | 0.44 | 0.48 | 0.49 |
|    Gross operating expenses | 0.47 | 0.46 | 0.44 | 0.48 | 0.50 |
|    Net investment income | 2.74 | 0.89 | 0.75 | 1.31 | 3.55 |
| Net assets, end of period ($ x 1,000,000) | 133 | 116 | 141 | 215 | 204 |

**Portfolio Holdings** as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆  Asset-backed security

✚  Credit-enhanced security

•  Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 84.5% U.S. Government Securities | 112,467 | 112,467 |
| 13.4% Other Investments | 17,796 | 17,796 |
| 97.9% Total Investments | 130,263 | 130,263 |
| 2.1% Other Assets and Liabilities | | 2,783 |
| 100.0% Net Assets | | 133,046 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **U.S. Government Securities**  84.5% of net assets | | |
| **Discount Notes  84.5%** | | |
| **Fannie Mae** | | |
| 4.23%, 01/03/06 | 1,700 | 1,700 |
| 4.22%, 01/11/06 | 1,105 | 1,104 |
| 4.11%, 01/18/06 | 1,000 | 998 |
| 4.22%, 01/23/06 | 2,000 | 1,995 |
| 4.27%, 01/27/06 | 3,000 | 2,991 |
| 4.24%, 02/01/06 | 5,000 | 4,982 |
| 4.25%, 02/10/06 | 2,600 | 2,588 |
| 4.29%, 02/15/06 | 3,434 | 3,416 |
| 4.30%, 02/22/06 | 4,000 | 3,975 |
| 4.31%, 02/22/06 | 2,000 | 1,988 |
| **Federal Farm Credit Bank** | | |
| 4.06%, 01/13/06 | 1,000 | 999 |
| 4.23%, 02/08/06 | 3,300 | 3,285 |
| 4.32%, 03/14/06 | 4,000 | 3,966 |
| 4.36%, 03/14/06 | 1,450 | 1,437 |
| **Federal Home Loan Bank** | | |
| 4.19%, 01/04/06 | 5,000 | 4,998 |
| 4.21%, 01/13/06 | 1,000 | 999 |
| 4.22%, 01/20/06 | 2,100 | 2,095 |
| 4.22%, 01/27/06 | 2,708 | 2,700 |
| 4.26%, 02/10/06 | 3,000 | 2,986 |
| 4.28%, 02/10/06 | 2,000 | 1,991 |
| 4.26%, 02/24/06 | 1,000 | 994 |
| 4.28%, 02/24/06 | 2,000 | 1,987 |
| 4.34%, 03/08/06 | 3,000 | 2,976 |
| 4.51%, 06/02/06 | 1,000 | 981 |
| **Freddie Mac** | | |
| 3.95%, 01/10/06 | 2,900 | 2,897 |
| 4.03%, 01/10/06 | 2,749 | 2,746 |
| 4.24%, 01/30/06 | 4,000 | 3,986 |
| 4.24%, 01/31/06 | 4,000 | 3,986 |
| 4.27%, 02/07/06 | 1,585 | 1,578 |
| 4.25%, 02/14/06 | 3,000 | 2,985 |
| 4.26%, 02/14/06 | 2,000 | 1,990 |
| 4.29%, 02/14/06 | 1,529 | 1,521 |
| 4.29%, 02/16/06 | 2,085 | 2,074 |
| 4.34%, 03/07/06 | 5,000 | 4,961 |
| **Tennessee Valley Authority** | | |
| 4.09%, 01/19/06 | 11,700 | 11,676 |
| 4.22%, 02/09/06 | 14,000 | 13,936 |
| | | **112,467** |

| Issuer<br>Rate, Maturity Date | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Other Investments** 13.4% of net assets | | |
| **Repurchase Agreements 13.4%** | | |
| **Credit Suisse First Boston L.L.C.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Treasury<br>Securities with a value of $18,689<br>3.45%, issued 12/30/05<br>due 01/03/06 | 17,803 | **17,796** |

**End of investments.**

Statement of
## Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at value | | $112,467 |
| Repurchase agreements, at value | | 17,796 |
| Receivables: | | |
| Interest | | 7 |
| Fund shares sold | | 3,300 |
| Prepaid expenses | + | 5 |
| **Total assets** | | **133,575** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Fund shares redeemed | | 476 |
| Investment advisory and administration fees | | 4 |
| Trustees' fees | | 6 |
| Accrued expenses | + | 43 |
| **Total liabilities** | | **529** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 133,575 |
| **Total liabilities** | – | 529 |
| **Net assets** | | **$133,046** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 133,059 |
| Net realized capital losses | (13) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $133,046 | | 133,093 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $130,263.

**Federal Tax Data**

| | | |
|---|---|---|
| **Cost basis of portfolio** | | $130,263 |
| **Unused capital losses:** | | |
| Expires 12/31 of: | | Loss amount: |
| 2006 | | 3 |
| 2007 | | 9 |
| 2008 | + | 1 |
| | | **$13** |
| **Reclassifications:** | | |
| Net realized capital losses | | $1 |
| Reclassified as: | | |
| Capital received from investors | | ($1) |

*See financial notes.*

Statement of
## Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

| | | |
|---|---|---|
| **Investment Income** | | |
| Interest | | **$4,008** |
| **Expenses** | | |
| Investment adviser and administrator fees | | 474 |
| Trustees' fees | | 24 |
| Custodian and portfolio accounting fees | | 20 |
| Professional fees | | 33 |
| Shareholder reports | | 34 |
| Other expenses | + | 6 |
| **Total expenses** | | **591** |
| **Increase in Net Assets from Operations** | | |
| **Total investment income** | | 4,008 |
| **Total expenses** | − | 591 |
| **Net investment income** | | 3,417 |
| **Increase in net assets from operations** | | **$3,417** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

The investment adviser (CSIM) guarantees to limit the annual operating expenses through April 29, 2006 to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

**Operations**

| | 1/1/05–12/31/05 | 1/1/04–12/31/04 |
|---|---|---|
| Net investment income | $3,417 | $1,169 |
| **Increase in net assets from operations** | **3,417** | **1,169** |

**Distributions Paid**

| | | |
|---|---|---|
| Dividends from net investment income | **3,417** | **1,169** |

**Transactions in Fund Shares**

| | | |
|---|---|---|
| Shares sold | 150,665 | 115,803 |
| Shares reinvested | 3,417 | 1,169 |
| Shares redeemed | + (137,096) | (141,823) |
| **Net transactions in fund shares** | **16,986** | **(24,851)** |

**Net Assets**

| | | |
|---|---|---|
| Beginning of period | 116,060 | 140,911 |
| Total increase or decrease | + 16,986 | (24,851) |
| **End of period** | **$133,046** | **$116,060** |

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/05 are:

**Current year**

| | |
|---|---|
| Ordinary income | $ 3,417 |
| Long-term capital gains | $    – |

**Prior year**

| | |
|---|---|
| Ordinary income | $ 1,169 |
| Long-term capital gains | $    – |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Financial Notes

## Business Structure of the Fund

**The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

## Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

**The fund declares dividends every day it is open for business.** These dividends, which are equal to the fund's net investment income for that day, are paid out to the insurance company separate accounts once a month. The fund may make distributions from any net realized capital gains once a year.

**The fund may buy securities on a delayed-delivery basis.** In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The fund may enter into repurchase agreements.** In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

### The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

**Schwab Annuity Portfolios**
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Index Portfolio

date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving affiliates.** The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The fund may borrow money from banks and custodians.** The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

**The fund intends to meet federal income tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values its securities at amortized cost,** which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of independent registered public accounting firm

**To the Board of Trustees and Shareholders of:**

Schwab Money Market Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Portfolio (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**

San Francisco, California

February 14, 2006

# Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Independent Trustees | | |
| --- | --- | --- |
| **Name and Year of Birth** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter** 1960 | 2000 (all trusts). | Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2] |

---

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

| Independent Trustees continued | | |
|---|---|---|
| **Name and Year of Birth** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Donald F. Dorward** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising. |
| **William A. Hasler** 1941 | 2000 (all trusts). | Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education).<br>Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing). |
| **Robert G. Holmes** 1931 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994. | Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm). |
| **Gerald B. Smith** 1950 | 2000 (all trusts). | *Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors).<br>Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy). |
| **Donald R. Stephens** 1938 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust). |
| **Michael W. Wilsey** 1943 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments). |

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

## Interested Trustees

| Name and Year of Birth | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Charles R. Schwab**[4] 1937 | Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation.<br>Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art. |
| **Randall W. Merk**[4] 1954 | Trustee, 2005 (all trusts). | Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc. |

## Officers of the Trust

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Evelyn Dilsaver** 1955 | President, Chief Executive Officer (all trusts). | Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust. |
| **Stephen B. Ward** 1955 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co. |

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

## Officers of the Trust  continued

| Name and Year of Birth | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Kimon Daifotis**<br>1959 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Jeffrey Mortimer**<br>1963 | Senior Vice President, Chief Investment Officer (all trusts). | Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc. |
| **Randall Fillmore**<br>1960 | Chief Compliance Officer (all trusts). | Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc. |
| **Koji E. Felton**<br>1961 | Secretary (all trusts). | Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco. |
| **George Pereira**<br>1964 | Treasurer, Principal Financial Officer (all trusts). | Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc. |